Exhibit 99.2

UNITED UTILITIES PLC

DIRECTORATE

United Utilities PLC is deeply saddened to announce the death of Mr Gordon Waters, Managing Director of United Utilities Contract Solutions. Mr Waters joined the group in 1996, and was appointed to the board of United Utilities PLC on 1 June 1997 as Managing Director of the group’s infrastructure management business. He died on Christmas Eve following a short illness. Martin Bradbury, currently Managing Director of Utility Solutions, has been appointed Managing Director of United Utilities Contract Solutions on an interim basis.

For further information please contact Gaynor Kenyon, Communications Director, on 07753 622282.

Notes:

Gordon Waters (age 59) – Managing director, United Utilities Contract Solutions

Gordon Waters was responsible for the group’s infrastructure management business. He joined the group in 1996, and was appointed to the board on 1 June 1997. A qualified civil engineer and structural engineer, he graduated from the City University London in 1969. He joined a major UK consulting engineering practice before working for a number of major UK construction companies. From 1987 to 1996, he worked for Tarmac Construction Limited, becoming managing director of the civil engineering division in 1992, and joining the board of Tarmac Construction Limited in 1993. He was responsible for all their major projects and regional civil engineering companies and specialist companies both in the UK and overseas. He was also a non-executive director of The Carbon Trust.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".